DORIAN LPG LTD.
c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, Connecticut 06902
Telephone:  (203) 674‑9900

December 15, 2015

BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
 100 F Street, N.E.
Washington, D.C. 20549

Re:	Dorian LPG Ltd. Form S-3 (No. 333–208375)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Form S-3 Registration Statement that was initially filed with the U.S. Securities and Exchange Commission (the "Commission") on December 7, 2015 be accelerated so that it will be made effective at 5:00 p.m. New York City time on December 17, 2015 or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended.
The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours faithfully,
Dorian LPG Ltd.

By:	/s/ Theodore B. Young
Name:	Theodore B. Young
Title:	Chief Financial Officer